SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 8

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DAVITA INC.
(Name of Subject Company (issuer) and Filing Person (offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

23918K_10_8
(CUSIP Number of Class of Securities)

STEVEN J. UDICIOUS
VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
DAVITA INC.
21250 HAWTHORNE BLVD., SUITE 800
TORRANCE, CALIFORNIA 90503-5517
(310) 792-2600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Person)

May 16, 2002

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$375,000,000	$34,500

*
For purposes of calculating the amount of filing fee only, this amount is based on the purchase of 15,000,000 common shares at the maximum tender offer price of $25.00 per share. A filing fee in the amount of $120,000 was previously paid with Amendment No. 1 to Tender Offer Statement on Schedule TO on March 21, 2002.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $120,000	Filing Party: DaVita Inc.
Form or Registration No.: SC TO-I/A	Date Filed: March 21, 2002

☐	Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.	☐ amendment to Schedule 13D under Rule 13d-2d

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 8 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on March 15, 2002, as amended on March 21, 2002, April 2, 2002, April 8, 2002, April 19, 2002, April 22, 2002, May 3, 2002 and May 15, 2002 by DaVita Inc., a Delaware corporation, in connection with its offer to purchase up to 15,000,000 shares of its common stock, par value $0.001 per share, at a price not in excess of $25.00 nor less than $21.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. DaVita’s offer is being made upon the terms and subject to the conditions set forth in the Amended Offer to Purchase dated May 16, 2002 and in the related Amended Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

In addition to the information set forth below, the information in the Amended Offer to Purchase and the related Amended Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits hereto, respectively, is incorporated herein by reference in answer to Items 1 through 11 in this Amendment No. 8 to Tender Offer Statement on Schedule TO.

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Item 12.    EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated March 21, 2002.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Stockholders from Kent J. Thiry, Chairman and CEO of DaVita, dated March 21, 2002.*

(a)(1)(v)	Supplement No. 1 to Offer to Purchase, dated April 8, 2002.*

(a)(1)(vi)	Supplement No. 1 to Letter of Transmittal, dated April 8, 2002.*

(a)(1)(vii)	Amended Offer to Purchase, dated April 22, 2002.*

(a)(1)(viii)	Amended Letter of Transmittal.*

(a)(1)(ix)	Amended Notice of Guaranteed Delivery.*

(a)(1)(x)	Amended Letter to Stockholders from Kent J. Thiry, Chairman and CEO of DaVita, dated April 22, 2002.*

(a)(1)(xi)	Amended Offer to Purchase, dated May 16, 2002.

(a)(1)(xii)	Amended Letter of Transmittal.

(a)(1)(xiii)	Amended Notice of Guaranteed Delivery.

(a)(1)(xiv)	Amended Letter to Stockholders from Kent J. Thiry, Chairman and CEO of DaVita, dated May 16, 2002.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(ii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(iv)	Press Release, dated March 15, 2002.*

(a)(5)(v)	Summary Advertisement, dated March 21, 2002.*

(a)(5)(vi)	Press Release, dated March 21, 2002.*

(a)(5)(vii)
Pages F-1 through F-31, inclusive, of DaVita’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (incorporated by reference to DaVita’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 1, 2002).**

(a)(5)(viii)	Press Release, dated April 2, 2002.*

(a)(5)(ix)	Press Release, dated April 19, 2002.*

(a)(5)(x)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 22, 2002.*

(a)(5)(xi)	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 22, 2002.*

(a)(5)(xii)	Press Release, dated May 3, 2002.*

(a)(5)(xiii)	Press Release, dated May 15, 2002.*

(a)(5)(xiv)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated May 16, 2002.

(a)(5)(xv)	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated May 16, 2002.

(b)(i)
Credit Agreement, dated as of April 26, 2002, by and among DaVita Inc., the lenders party thereto, Credit Suisse First Boston Corporation as Administrative Agent and Joint Book Manager, Banc of America Securities LLC as Joint Book Manager and Bank of America, N.A., as Syndication Agent (the “Credit Agreement”).*

(b)(ii)
Security Agreement, dated as of April 26, 2002, made by DaVita Inc. and the subsidiaries of DaVita Inc. named therein to Credit Suisse First Boston, Cayman Islands Branch, as the Collateral Agent for the lenders party to the Credit Agreement.*

(b)(iii)	Subsidiary Guarantee, dated as of April 26, 2002, made by the subsidiaries of DaVita Inc. named therein in favor of the lenders party to the Credit Agreement.*

(c)	Not required.

(d)	Not applicable.

(e)	Not required.

(f)	Not required.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Information incorporated by reference is available to the public at the Internet website maintained by the SEC at http://www.sec.gov.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVITA INC.

By:	/s/ STEVEN J. UDICIOUS
Steven J. Udicious Vice President, Secretary and General Counsel

Dated: May 16, 2002

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EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated March 21, 2002.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Stockholders from Kent J. Thiry, Chairman and CEO of DaVita, dated March 21, 2002.*

(a)(1)(v)	Supplement No. 1 to Offer to Purchase, dated April 8, 2002.*

(a)(1)(vi)	Supplement No. 1 to Letter of Transmittal, dated April 8, 2002.*

(a)(1)(vii)	Amended Offer to Purchase, dated April 22, 2002.*

(a)(1)(viii)	Amended Letter of Transmittal.*

(a)(1)(ix)	Amended Notice of Guaranteed Delivery.*

(a)(1)(x)	Amended Letter to Stockholders from Kent J. Thiry, Chairman and CEO of DaVita, dated April 22, 2002.*

(a)(1)(xi)	Amended Offer to Purchase, dated May 16, 2002.

(a)(1)(xii)	Amended Letter of Transmittal.

(a)(1)(xiii)	Amended Notice of Guaranteed Delivery.

(a)(1)(xiv)	Amended Letter to Stockholders from Kent J. Thiry, Chairman and CEO of DaVita, dated May 16, 2002.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(ii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(iv)	Press Release, dated March 15, 2002.*

(a)(5)(v)	Summary Advertisement, dated March 21, 2002.*

(a)(5)(vi)	Press Release, dated March 21, 2002.*

(a)(5)(vii)
Pages F-1 through F-31, inclusive, of DaVita’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (incorporated by reference to DaVita’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 1, 2002).**

(a)(5)(viii)	Press Release, dated April 2, 2002.*

(a)(5)(ix)	Press Release, dated April 19, 2002.*

(a)(5)(x)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 22, 2002.*

(a)(5)(xi)	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 22, 2002.*

(a)(5)(xii)	Press Release, dated May 3, 2002.*

(a)(5)(xiii)	Press Release, dated May 15, 2002.*

(a)(5)(xiv)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated May 16, 2002.

(a)(5)(xv)	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated May 16, 2002.

(b)(i)
Credit Agreement, dated as of April 26, 2002, by and among DaVita Inc., the lenders party thereto, Credit Suisse First Boston Corporation as Administrative Agent and Joint Book Manager, Banc of America Securities LLC as Joint Book Manager and Bank of America, N.A., as Syndication Agent (the “Credit Agreement”).*

(b)(ii)
Security Agreement, dated as of April 26, 2002, made by DaVita Inc. and the subsidiaries of DaVita Inc. named therein to Credit Suisse First Boston, Cayman Islands Branch, as the Collateral Agent for the lenders party to the Credit Agreement.*

(b)(iii)	Subsidiary Guarantee, dated as of April 26, 2002, made by the subsidiaries of DaVita Inc. named therein in favor of the lenders party to the Credit Agreement.*

(c)	Not required.

(d)	Not applicable.

(e)	Not required.

(f)	Not required.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Information incorporated by reference is available to the public at the Internet website maintained by the SEC at http://www.sec.gov.

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